Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

June 22, 2007

Dear Stockholders and Members:

You are about to make a very important decision about the future of your business and your industry. On July 9th, you are being asked to cast a vote in favor of the merger of CBOT Holdings with Chicago Mercantile Exchange Holdings (CME). Together these two entities would create the largest and most competitive global futures exchange in the world.

Our Boards concluded after a thorough review of the proposal from ICE that a combination with CME is a much better strategic fit that will allow us to pursue immediate and long-term growth opportunities. We determined that the ICE proposal was NOT superior to the combination with CME. CME will help us compete and win in an increasingly competitive and rapidly changing global marketplace.

ICE Offer is Uncertain and Entails Higher Risk

We believe that the value of the ICE proposal is uncertain and that any combination with ICE presents significant risk for all parties – stockholders, members and customers. There is no guarantee that any premium in short term value based on ICE’s current stock price will be there months from now when an ICE deal might be completed. In fact, some analysts think ICE’s current stock price is driven in part by speculation that ICE itself is a takeover target, and we do not believe ICE’s current stock price is an accurate measure of what CBOT Holdings stockholders would realize in a combination with ICE. So it’s simply misleading to compare 1.42 times ICE’s current stock price to the short term value of the CME transaction.

Risks related to integration and execution are real and could affect the long-term value of a combined company. The functionality and scale of ICE’s clearing and electronic platform would need to be significantly increased to support CBOT’s customers and trading volume. ICE likes to cite its integration of NYBOT as an example of its integration prowess. But ICE hasn’t integrated NYBOT in our view – ICE simply put NYBOT products on the screen. ICE did not move NYBOT’s clearing to ICE (or move ICE’s clearing to NYBOT) or integrate NYBOT’s technology staff. ICE doesn’t have any experience integrating a business on this scale. Keep in mind that in May 2007, CBOT traded 92 million contracts. By contrast, ICE and NYBOT combined traded only 16 million contracts in May. Clearly these are not comparable exchanges.

We believe it would take at least two years of integration planning and execution to get a functional, fully integrated platform that could support the volume and functionality that the CBOT enjoys today, and that even the two year horizon is aggressive and carries risk. Two years is a long time in an industry that is changing as rapidly as ours is. During that time, our competitors, including the CME, would be aggressively pursuing our customers, products and liquidity pools.

June 22, 2007

We think it is important to remind you of a few facts about the ICE proposal as it stands today:

•	The cash election value in the ICE proposal would be based on ICE’s stock price at the time of a closing of the proposed transaction – it’s not fixed.

>	The CME tender offer provides a FIXED price of $560 per share.

•	ICE’s proposed dividend payment is much lower – it is offering a dividend payment of 29 cents/share for the third and fourth quarters and a 2008 payment based on earnings.

>	We are offering a one-time dividend of $9.14 per share under the merger agreement with CME.

•	CBOE exercise rights would terminate upon an ICE/CBOT merger, denying ERP holders the ability to maximize the value of their exercise rights. Also, the ICE proposal requires approval by CBOE members, the Delaware court and the plaintiff class, so it is uncertain if or when ICE could pay ERP holders under the ICE/CBOE agreement.

>	In the CME transaction, ERP holders can continue to pursue the litigation or sell their ERP shortly after the closing of merger.

CME/CBOT Combination Provides Greater Overall Value

The CME/CBOT combination provides you, our stockholders and members, with substantial advantages, including:

>	Immediate cash payments

>	Ability to focus on strategic growth initiatives from day one

>	Low integration and execution risk

>	Better protection of member rights

>	Exercise right offer and guarantee with potential upside from litigation

We believe that all of these advantages are realizable, provable and tangible. The following outlines specifically why each is important and how they will affect you.

Immediate cash payments

Immediately prior to the merger, each CBOT Holdings stockholder as of a designated record date will receive a CASH dividend of $9.14 per share of CBOT Holdings Class A common stock. If you own stock as of the record date, you will be entitled to the CASH dividend. Full members with 27,338 shares will receive approximately $250,000. And the dividend will be paid immediately prior to the closing of the transaction.

June 22, 2007

Low integration risk

CME and CBOT have a proven track record in integration – we successfully combined our clearing functions and established the Common Clearing Link in nine months. We are planning to migrate our electronic trading to Globex by Q1 2008 and are targeting a trading floor consolidation by Q2 2008. This speed to integration will allow us to leverage the investments that the CBOT has already made in floor technologies.

We believe that ease of integration is an essential component when merging businesses as complex and technologically dependent as ours. Not only do we need to handle increased volume, we need to provide superior functionality to our customers. We are confident that the work that we have done together with CME preparing for this combination will allow us to deliver value to you, our stockholders and members, starting on Day One following the closing of the CME transaction.

Ability to Focus on Strategic Growth Initiatives from Day One

The CME transaction will better position us to leverage new opportunities. For example, we expect the combined company to pursue OTC growth opportunities from Day One, which we expect will translate into greater revenue diversity. Our complementary products will also enhance the opportunities for revenue and growth synergies – synergies that we believe are realizable. They will come from the scalability of our platforms, increased chances for global cross-selling, and product innovation from a combination of two world-class R&D teams.

Our organizations are poised to work together based on our integration teams’ work over the past seven and a half months. Any combination is challenging, but combining two entities that know and understand each other goes a long way toward eliminating risk and delivering value.

Better Protection of Member Rights

We recognize the importance of protecting our members’ rights. We firmly believe that a combined CME/CBOT will better protect our members’ rights because of stronger governance provisions, including significant CBOT member representation on the board of directors of the combined company. Until 2012, rule changes that would impair business opportunities of CBOT members would require approval by a committee that includes a majority of CBOT directors. Also, our agreement with CME gives CBOT B-1 members the right to trade ALL new products traded at either CME or CBOT.

Exercise Right Offer and Guarantee with Potential Upside from Litigation

We listened to our members’ concerns about CBOE exercise rights and worked to provide options for you that will allow you a guaranteed minimum value, with an ability to participate in the upside from the litigation. We also eliminated the $15 million cap that was in place on the CBOE litigation currently underway in Delaware.

June 22, 2007

Under the CME merger agreement, you have two options:

•	You can cash out shortly after the merger closes by selling your ERP to the CBOT for $250,000

—OR—

•	You can stay in the litigation, in which case we will guarantee a minimum value for your ERP of $250,000

You may have heard about a proposal from ICE and CBOE. Keep in mind that their proposal would require the approval of CBOE members, the Delaware court and the plaintiff class. Our purchase offer is only contingent on the closing of the CME merger.

We Urge you to Vote For the CME Merger

Our business is changing and consolidating at a very fast pace. Our ability to survive and thrive relies upon technology and functionality that can accommodate new products and innovation. We believe that the combination of CME and CBOT will create a global derivatives exchange that is unparalleled in scope, size and functionality. We urge stockholders and members to support this combination. Together the CME/CBOT will create value for stockholders, members and customers in both the short-term and the long-term.

Every vote is important. Whether or not you plan to attend the special meetings, please take the time to vote by following the instructions on the enclosed WHITE PROXY CARD (for CBOT Holdings stockholders) and BLUE PROXY CARD (for CBOT members). If you previously submitted a proxy for the meetings on July 9, 2007, you do not need to complete and submit the enclosed WHITE PROXY CARD (for CBOT Holdings stockholders) and BLUE PROXY CARD (for CBOT members) unless you desire to revoke your previous vote. If you previously submitted a proxy for the meetings on July 9, 2007, and you wish to change your vote, you may do so by following the instructions on the enclosed WHITE PROXY CARD (for CBOT Holdings stockholders) and BLUE PROXY CARD (for CBOT members).

For these reasons and the other reasons described in our proxy materials for the special meetings, on behalf of the boards of CBOT Holdings, Inc. and CBOT, we urge CBOT stockholders to vote FOR the adoption of the amended merger agreement and we urge CBOT members to vote FOR the matters related to the merger as described our proxy materials.

Sincerely,

/s/ Charlie Carey	/s/ Bernie Dan
Charlie Carey	Bernie Dan

June 22, 2007

If you have any questions or need assistance voting your shares, please contact our Proxy Solicitor: 17 State Street, 10th Floor New York, NY 10004 Stockholders Call Toll Free (866) 834-7793

Forward-Looking Statements

Certain statements in this presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and includes any use of the words “may,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue”. These statements are based on management’s current expectations and involve assumptions that may be subject to change or risks and uncertainties that could cause actual results to differ materially from those set forth in the statements. Accordingly, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement contained in this presentation. The factors that may affect our performance may be found in the joint proxy statement/prospectus, as supplemented, described below and the Annual Report on Form 10-K and other periodic reports filed by CBOT Holdings, Inc. with the U.S. Securities and Exchange Commission (“SEC”). These filings can be obtained at the SEC’s website at www.sec.gov . We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus, as supplemented, regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AS SUPPLEMENTED, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus and the supplement thereto, as well as the other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the supplement thereto can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attn: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT and its respective directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT stockholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE

CBOT Holdings, Inc.

P R O X Y

CBOT HOLDINGS, INC.

141 West Jackson Blvd, Chicago, Illinois 60604

STOCKHOLDER PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE

SPECIAL MEETING ON JULY 9, 2007.

Bernard W. Dan, Glen M. Johnson and Paul J. Draths (the “Proxyholders”), and each of them, each with the power of substitution, are hereby appointed as proxy and authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the special meeting of stockholders of CBOT Holdings, Inc. (“CBOT Holdings”), to be held on July 9, 2007 at 3:00 p.m., Central Time, at the Union League Club of Chicago, 65 West Jackson Boulevard, Chicago, Illinois, and any adjournments or postponements thereof (the “Special Meeting”).

Special Note to CBOT Series B-1 and B-2 Members: If you also were a Series B-1 or Series B-2 member of record of CBOT as of May 29, 2007, you also are entitled to vote your membership interest at a special CBOT members meeting to be held at 2:30 p.m., Central Time, on July 9, 2007, at the Union League Club of Chicago, 65 West Jackson Boulevard, Chicago, Illinois. In order to cast your CBOT member vote at the special meeting of CBOT members, please follow the instructions on the separate CBOT members proxy card that was sent to you in a separate proxy mailing. Please note that the special meeting of CBOT Holdings stockholders and the special meeting of CBOT members are separate meetings. Accordingly, you must separately cast your vote for each meeting. Simply casting your vote for the CBOT Holdings special stockholders meeting via this proxy will not count as a vote at the special meeting of CBOT members.

Shares represented by this proxy will be voted as directed by the stockholder. If no such directions are indicated, the Proxyholders will vote FOR proposal 1 and proposal 2. In their discretion, the Proxyholders are authorized to vote upon such other business as may properly come before the Special Meeting.

PLEASE COMPLETE, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

SEE REVERSE SIDE: If you wish to vote in accordance with the Board of Directors’ recommendations, just sign and date on the reverse side. You need not mark any boxes.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

CBOT HOLDINGS, INC. OFFERS STOCKHOLDERS OF RECORD

THREE WAYS TO VOTE YOUR PROXY

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had returned your proxy card. We encourage you to use these cost effective and convenient ways of voting, 24 hours a day, 7 days a week.

TELEPHONE VOTING	INTERNET VOTING	VOTING BY MAIL

This method of voting is available for residents of the U.S. and Canada. On a touch tone telephone, call TOLL FREE 1-800-732-4052, 24 hours a day, 7 days a week. Have this proxy card ready, then follow the prerecorded instructions. Your vote will be confirmed and cast as you have directed. Available 24 hours a day, 7 days a week until 5:00 p.m. Eastern Daylight Time on July 8, 2007.

Visit the Internet voting Web site at http://proxy.georgeson.com.

Have this proxy card ready and follow the instructions on your screen. You will incur only your usual Internet charges. Available 24 hours a day, 7 days a week until 5:00 p.m. Eastern Daylight Time on July 8, 2007.

Simply sign and date your proxy card and return it in the postage-paid envelope to Georgeson Inc., Wall Street Station, P.O. Box 1100, New York, NY 10269-0646. If you are voting by telephone or the Internet, please do not mail your proxy card.

Ú DETACH BELOW AND RETURN USING THE ENVELOPE PROVIDED ONLY IF YOU ARE VOTING BY MAIL Ú

☒	Please mark votes as in this example.

The Board of Directors unanimously recommends a vote FOR each of these proposals.
	FOR	AGAINST	ABSTAIN

1.        Proposal to adopt the Agreement and Plan of Merger, dated as of October 17, 2006, among Chicago Mercantile Exchange Holdings Inc., CBOT Holdings and Board of Trade of the City of Chicago, Inc., as amended as of December 20, 2006 and May 11, 2007 and as it may be further amended from time to time, pursuant to which CBOT Holdings will merge with and into Chicago Mercantile Exchange Holdings Inc.

	☐	☐	☐

2. To vote upon an adjournment or postponement of the CBOT Holdings special meeting, if necessary, to solicit additional proxies.	☐	☐	☐

In their discretion, the Proxyholders are authorized to vote upon such other business as may properly be brought before the CBOT Holdings special meeting or any adjournments or postponements of the CBOT Holdings special meeting.

Authorized Signatures — This section must be completed for your instructions to be executed. — Date and Sign Below

Date , 2007

Signature

Signature
(Please sign exactly as your name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.)

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE

Chicago Board of Trade

P R O X Y

BOARD OF TRADE OF THE CITY OF CHICAGO, INC.

141 West Jackson Blvd, Chicago, Illinois 60604

MEMBER PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE

SPECIAL MEETING ON JULY 9, 2007.

Bernard W. Dan, Glen M. Johnson and Paul J. Draths (the “Proxyholders”), and each of them, each with the power of substitution, are hereby appointed as proxy and authorized to represent and vote all of the undersigned’s Series B-1 and B-2 memberships, with all the powers which the undersigned would possess if personally present, at the special meeting of the members of the Board of Trade of the City of Chicago, Inc. (“CBOT”), to be held on July 9, 2007 at 2:30 p.m., Central Time, at the Union League Club of Chicago, 65 West Jackson Boulevard, Chicago, Illinois, and any adjournments or postponements thereof (the “Special Meeting”).

Special Note to CBOT Holdings Stockholders: If you also were a holder of record of CBOT Holdings Class A common stock as of May 29, 2007, you also are entitled to vote your shares at a special meeting of CBOT Holdings stockholders to be held at 3:00 p.m., Central Time, on July 9, 2007, at the Union League Club of Chicago, 65 West Jackson Boulevard, Chicago, Illinois. In order to vote your CBOT Holdings Class A common stock, please follow the instructions on the separate CBOT Holdings stockholder proxy card that was sent to you in a separate proxy mailing. Please note that the special meeting of CBOT Holdings stockholders and the special meeting of CBOT members are separate meetings. Accordingly, you must separately cast your vote for each meeting. Simply casting your vote for the special meeting of CBOT members via this proxy will not count as a vote at the CBOT Holdings special stockholders meeting.

Memberships represented by this proxy will be voted as directed on the reverse side. If no such directions are indicated, the Proxyholders will vote FOR proposal 1, proposal 2 and proposal 3. In their discretion, the Proxyholders are authorized to vote upon such other business as may properly come before the Special Meeting.

PLEASE COMPLETE, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

If you vote by telephone or the Internet, please DO NOT mail back this proxy card.

SEE REVERSE SIDE: If you wish to vote in accordance with the Board of Directors’ recommendations, just sign and date on the reverse side. You need not mark any boxes.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

CBOT OFFERS MEMBERS OF RECORD

THREE WAYS TO VOTE YOUR PROXY

Your telephone or Internet vote authorizes the named proxies to vote your memberships in the same manner as if you had returned your proxy card. We encourage you to use these cost effective and convenient ways of voting, 24 hours a day, 7 days a week.

TELEPHONE VOTING	INTERNET VOTING	VOTING BY MAIL

This method of voting is available for residents of the U.S. and Canada. On a touch tone telephone, call TOLL FREE 1-800-786-8302, 24 hours a day, 7 days a week. Have this proxy card ready, then follow the prerecorded instructions. Your vote will be confirmed and cast as you have directed. Available 24 hours a day, 7 days a week until 5:00 p.m. Eastern Daylight Time on July 8, 2007.

Visit the Internet voting Web site at http://proxy.georgeson.com.

Have this proxy card ready and follow the instructions on your screen. You will incur only your usual Internet charges. Available 24 hours a day, 7 days a week until 5:00 p.m. Eastern Daylight Time on July 8, 2007.

Simply sign and date your proxy card and return it in the postage-paid envelope to Georgeson Inc., Wall Street Station, P.O. Box 1100, New York, NY 10269-0646. If you are voting by telephone or the Internet, please do not mail your proxy card.

Ú DETACH BELOW AND RETURN USING THE ENVELOPE PROVIDED ONLY IF YOU ARE VOTING BY MAIL Ú

☒	Please mark votes as in this example.

The Board of Directors unanimously recommends a vote FOR each of these proposals.
		FOR	AGAINST	ABSTAIN
1.	Proposal that CBOT Holdings, Inc. repurchase the outstanding share of Class B common stock of CBOT Holdings, Inc. held by the CBOT Subsidiary Voting Trust immediately prior to the completion of the merger of CBOT Holdings, Inc. with and into Chicago Mercantile Exchange Holdings Inc.	☐	☐	☐

2.	Approval of the amended and restated certificate of incorporation of CBOT to become effective concurrently with the completion of the merger of CBOT Holdings, Inc. with and into Chicago Mercantile Exchange Holdings Inc.	☐	☐	☐

3.	To vote upon an adjournment or postponement of the CBOT special meeting, if necessary, to solicit additional proxies.	☐	☐	☐

In their discretion, the Proxyholders are authorized to vote upon such other business as may properly be brought before the CBOT special meeting or any adjournments or postponements of the CBOT special meeting.

Authorized Signature — This section must be completed for your instructions to be executed. — Date and Sign Below

Date , 2007

Signature

(Please sign exactly as your name appears herein.)